UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 26, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Getnet

FEBRUARY, 2021

Getnet
Presentation

For additional information, please read carefully the notice at the end of this presentation.


R$ 100,00
Getnet


Getnet
Getnet

DISCLAIMER

This presentation has been prepared by Getnet Adquirência e Serviços para Meios de Pagamento S.A. (the "Company") solely for informational purposes. The information contained in this presentation is only a summary and does not purport to be complete. This presentation has been prepared solely for informational purposes and should not be construed as financial, legal, tax, accounting, investment or other advice or a recommendation with respect to any investment.This presentation and the accompanying oral presentation are intended solely for the purposes of familiarizing shareholders of Banco Santander Brasil with the Company. This presentation does not constitute or form part of any offer or invitation for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

This presentation may contain summarized, financial information that is not prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (such financial information referred to as "non-IFRS" financial measures). We present non-IFRS measures when we believe that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from the financial measures reported in accordance with IFRS and should be considered in conjunction with all other information available regarding the Company.

Transaction Overview



1
Current Shareholding Structure(1)
Free Float
TS(2)
Santander
0.42%
10.04%
89.54%
NYSE
[B]3
Santander Brasil
100%
G
2
Spin-off of Getnet(1)
Free Float
TS(2)
Santander
0.42%
10.04%
89.54%
Santander Brasil
NYSE
[B]3
Shares of Getnet
Shares of Getnet
100%
G
Spin-off perimeter
3
Resulting Structure(1)
Free Float
TS(2)
Santander
0.42%
10.04%
89.54%
NYSE
[B]3
Santander Brasil
Free Float
Santander
10.09%
89.91%
Nasdaq
[B]3
G

Through a 0.25 exchange ratio, Santander Brazil's shareholders will hold shares of Getnet, which will become a listed company in B3 and in Nasdaq through ADSs

Notes: (1) Santander's free float considers total outstanding shares and shares owned by the management. Treasury shares were excluded in Getnet's resulting structure; (2) TS stands for Treasury Shares

Transaction Rationale

- Greater Flexibility for Getnet to accelerate its disruption strategy in the Brazilian means of payments industry and expand the franchise internationally
- Allows Getnet to have direct access to capital markets, with greater autonomy in the management of its capital structure
- Empower Getnet's positioning within PagoNxt's global strategy
- Give shareholders of Santander Brazil optionality through a direct exposure to the positive dynamics of Brazilian means of payments, through a sector leader

Key Milestones and Expected Timeline

February 25th
Board Meeting for spin-off proposal approval / Transaction Material Fact disclosure

February 26th
Santander Brazil Shareholders' Meeting call notice

March 31st
Santander Brazil Shareholders' Meeting for spin-off approval

April 2nd
Expected Filing with the Brazilian Central Bank for spin-off authorization

April 19th
Filling with CVM and SEC for registration of Getnet as a publicly-held company / Filing with B3 and Nasdaq for listing

Circa 180 days(1) after filing
BACEN authorization (D)

D + 2 (2)
Spin-off Material Fact and fixing of record date

D + 12 (2)
Record date

D + 13(2)
Initial Getnet trading at B3 and NASDAQ

Getnet shares could be listed by 3Q - 4Q

Notes: (1) Regulatory deadlines from BACEN are up to 360 days. Dates from BACEN authorization (D) onwards are estimates, depending on the actual authorization date; (2) Business days

Attractive and Sizeable Brazilian Payments Market

Market Size

Total Payment Volume (BRL Trillion)

CAGR$_{2014-2020}$: **+12.3%**



1.0
1.1
1.1
1.4
1.6
1.8
2.0
2014
2015
2016
2017
2018
2019
2020

E-Commerce Sales (BRL Billion)

CAGR$_{2014-2020}$: **+12.9%**



35.8
41.3
44.4
47.7
53.2
61.9
74.3
+20%
2014
2015
2016
2017
2018
2019
2020

TPV as a % of Household Consumption (%)



26.6%
28.2%
28.5%
32.4%
34.8%
39.0%
46.4%
2014
2015
2016
2017
2018
2019
2020

Total Card Transactions (Billion)

CAGR$_{2014-2020}$: **+13.3%**



11.0
11.8
11.7
14.3
16.4
15.5
23.3
2014
2015
2016
2017
2018
2019
2020

Overall Sector Resilience During the Covid-19 Pandemic, with E-Commerce Supporting Retail Sales

Sources: Brazilian Central Bank (BaCen), ABECS, Ebit (E-Commerce considers only retail) and BCB & Sistema de Contas Nacionais

Brazilian Payments Market with Consistent Growth Potential (Cont'd)

Duopoly

VisaNet Brasil / cielo / VISA

REDECARD / rede

2010

Consistent Growth Under Increasing Competition

Main Competitors

cielo rede — Incumbents controlled by the largest banks

Early fintech startup

stone PagSeguro — Fintech startups

+50 issuers +20 acquirers +10 brands +200 sub acquirers

✓ Duopoly persists but competition starts to increase

2011-2014

✓ Intense competition with hundreds of companies operating in the sector as acquirers or sub-acquirers

2015-2020

New Growth Cycle

New Regulation and Macro Conditions

✓ Instant Payment
✓ Open Banking
✓ Record Low Interest Rates

Going Forward

Drivers

- Financial Inclusion
- Digitalization
- Income Growth
- Technological Innovation

Duopoly → **Need to Adapt in a Sector Under Ongoing Rapid Change** → **Profitable Market with Strong Competition**

Getnet - A Successful Story

	TPV	Receivable Prepayment	Active Client Base	POS	Cost per Transaction
CAGR$_{14\text{-}20}$	+28%	+29%	+21%	+29%	-10%
2020	R$274bn	R$73bn	891k	1.9mm	R$0.32

2014
Commercial Plan + Majority Stake Acquisition by Santander
Santander Brasil acquires 88.5% of Getnet and builds the commercial model, with the reinforcement of the integrated account, governance model and growth plan

2015 2016
Banking + Acquiring
Focus on efficiency, higher EBITDA margin, lower cost/trx, interoperability, new delivery model

2017 2018
Diversification +Remaining Stake Acquisition
Acquisition by Santander Brasil of the remaining 11.5% stake of Getnet in 2018, creation of SuperGet and construction of our digital platform

2019 2020
Digitalization + Efficiency
E-commerce, Marketplace, Online Store, Getpay, QR Code & Digital POS. Getnet has the lowest cost per transaction[1]

Now
Multiservice Platform
Credit as channel and service, V.A.S., supply chain, omnichannel, one-stop-shop

[1]Company estimates

Top-Notch Performance

TPV



(R$bn)
61
187
274
CAGR 28%
2014
2018
2020

Client & POS Base



(Client in '000 & POS in mm)
0.9
1.4
1.9
506
771
891
2018
2019
2020
Client Base
POS Devices

EBITDA & EBITDA Margin



(R$mm; %)
53.5%
66.0%
53.4%
1,045
1,753
1,153
2018
2019
2020

Sales by Client Type



(R$mm; %)
2,022
2,730
2,172
4%
8%
88%
6%
9%
85%
11%
17%
72%
2018
2019
2020
SMEs
Large Corporate
Microentrepreneurs

Distribution by Product



2020 (R$mm; %)
Other revenue 1%
POS rental 24%
Prepayment 43%
MDR 32%
2,172

Best in Class Efficiency

Market Share (%)



7%
10%
15%
2014
2016
2020

Take Rate[1] (%)



1.04%
1.28%
0.79%
2018
2019
2020

EBITDA Margin (%)



54%
66%
53%
2018
2019
2020

Cost Per Transaction (R$)



0.37
0.35
0.32
2018
2019
2020

GetNet consistently gaining market share since 2014 whilst maintaining best in class efficiency levels

Note: (1) Take Rate is the financial gain obtained with each transaction and includes MDR revenues, rental fees, prepayment and other revenues

Strategic Positioning

Financial (1)
Value Unlocking

Local to Global (2)
- ✓ Increase Reach and Integration
- ✓ Boost SMEs Operation in LatAm

Multiservice Platform (3)
- ✓ E-commerce as a Key Growth Channel
- ✓ Enhance Client Loyalty

Efficiency (4)
- ✓ Cost Synergies
- ✓ Speed of Execution
- ✓ Revenue Diversification

Governance (5)
Common Shareholder, Common Objectives

1 Value Unlocking

- Santander Brazil crystallizes hidden value for its shareholders
- Getnet uniquely positioned to grow in a sizable and highly attractive market
- Transaction will increase transparency through a company listed and comparable to peers
- Transaction will allow Getnet to scale up more rapidly and leverage e-commerce capabilities from Wirecard assets in Europe
- Santander Brazil's shareholders will have direct exposure to the payments sector through a current leader

2 Local to Global: PagoNxT

PagoNxt

Santander

PagoNxt HoldCo

Consumer

- Consumer digital products and services
- Integrated financial platform
- E-commerce expansion

superdigital

pagofx By Santander

PagoNxt Merchant Solutions

Leverage operations / SME operations

Higher efficiency with new technologies

Accelerating growth with wirecard assets

Trade

- Trade solutions for SMEs and other companies
- Use of information & data to promote product development as an international platform

Ebury

One Trade

PaymentsHub

mercury

Investments to strengthen trade offering

Revenues and cost synergies to be captured from Getnet's integration within a global platform

2 Local to Global: PagoNxT (Cont'd)

Footprint to Anchor Expansion…


POTENTIAL TO EXPAND GLOBALLY
Branches:
+1,373
Loyal Customers (mm):
+3.6
Digital Customers (mm):
+5.0
Branches:
+3,571
Loyal Customers (mm):
+6.4
Digital Customers (mm):
+15.6
Branches:
+346
Loyal Customers ('000):
+764
Digital Customers (mm):
+1.5
Branches:
+408
Loyal Customers (mm):
+1.4
Digital Customers (mm):
+2.6

…and Solid Fundamentals to Support Growth

01 Santander's deep knowledge and understanding of local markets

02 Solid execution track-record and expertise

03 Extensive distribution and banking network

04 Technology infrastructure and scale to promote increased product implementation and availability

05 Exporting Brazil's model to other countries progressing in the digital transformation

3 Multiservice Platform: a true One-stop Shop in the Brazilian Payments Sector

Multiple Channels Platform

Traditional Acquiring

Large Corporate



GetPay Link

auttar Software solutions
Uma empresa Getnet



TEF – Reconciliation

Digital POS | *E-Commerce* | *Recurring Engine* | *Digital Split* | *Physical Split*

SMEs



Payment Devices



GetPay Link

Digital Store | *Fraud Management* | Credit

Long-Tail

Microentrepreneurs



"Single Rate"

SuperGet



Pre-Paid ❷ *SuperGet Account*

E-Commerce Ecosystem


CHECKOUT
ADVISORY
ACQUIRING
RECURRING ENGINE
SMEs ONLINE STORE
FRAUD MGMT.
ALTERNATIVE PAYMENT METHODS
VAULT
SPLIT PAYMENT
RECONCILIATION

Multiservice platform as a way to enhance customer loyalty and accounting with e-commerce as a key growth channel

3 Multiservice Platform: E-Commerce Continues to Grow at a Rapid Pace

Getnet's Strong Expansion

E-Commerce TPV & YoY Growth (R$bn, %)



n.a.
34%
81%
177%
273%
226%
177%
132%
181%
201%
231%
246%
354%
1.7
2.2
2.2
3.8
4.5
5.3
4.5
4.1
5.3
5.3
6.7
8.0
7.8
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

Active Client Base[(1)] & YoY Growth ('000, %)



n.a.
94%
75%
94%
81%
95%
122%
185%
216%
377%
320%
364%
525%
1.8
2.1
2.1
2.2
2.1
2.4
3.0
4.1
5.1
6.1
7.6
8.8
11.1
Dec-19
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20

Evolution of Digital's Share of Total TPV (%)



9%
10%
11%
10%
14%
27%
22%
24%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20

Strategic Drivers for Scalability and Profitability

DIGITAL PRODUCT SCALABILITY

- E-commerce default activation (automatic) for every POS sale

+

OMNICHANNEL STRATEGY

- Getpay generation on Digital POS
- Split payment on Digital Store
- Card Vault services
- POS Terminal transactions

+

DIGITAL PRODUCT PROFITABILITY

- Digital products with integrated account
- Automated billing system

25% E-commerce market share with further room to grow

Note: (1) Active base considers customers who have had at least one transaction in the last 90 days

3 Strong Growth among Different Clients

Individuals

New Added Clients (mm)

CAGR$_{2017-2020}$: 51%



External Channel & SuperGet launch
128
144
498
441
2017
2018
2019
2020

Active Base[1] (mm)

CAGR$_{2017-2020}$: 82%



64
79
282
385
2017
2018
2019
2020

Corporates

New Added Clients (mm)

CAGR$_{2017-2020}$: 9%



247
256
289
322
4
5
7
10
243
252
281
312
2017
2018
2019
2020
Retail
Wholesale

Active Base[1] (mm)

CAGR$_{2017-2020}$: 7%



408
401
472
497
18
18
398
387
454
479
2017
2018
2019
2020
Retail
Wholesale

Note: (1) Active base considers customers who have had at least one transaction in the last 90 days

4 Efficiency



PagoNxt
- New technologies
- New opportunities as an open platform and Flexibility
- Synergies and efficiency gains as a cornerstone of a global platform
- Products and services cross-selling

Synergies
- Economies of scale
- Cost dilution
- Getnet has the lowest cost per transaction in the sector

Technology
- More modern tech architectures which are less investment intensive and more flexible (cloud & API based)

Speed of Execution
- Pioneer track-record in launching products and services
- Agility/Tech DNA
- First-class technology infrastructure

Revenue Diversification
- Healthy customer mix
- Credit and banking products as an opportunity for expansion
- Increasing penetration of receivables prepayment

5 Governance

Alignment of Objectives

- Same controlling shareholder (Santander Group) with the same objectives (continue to grow strongly and in a profitable way in Brazil and the model in South America/other regions/SMEs)
- Preserving a robust business model, powered by a unified commitment to serve all customers with physical and digital solutions, supported by five pillars: quality, people, efficiency, profitability and security & infrastructure

Business Parameters

- All transactional and non-credit businesses will remain within Getnet
- Getnet will be remunerated for credit origination
- Getnet will continue to strengthen its own sales force

Increase Customer Binding and Grow Active Base

- New clients will be originated both in the Santander channel or the Getnet channel
- Listing will bring greater visibility in the market
- Strengthening of ONE-STOP-SHOP concept and multiservice platform

Controlling Shareholder Economic Relations

- Commercial agreements: Santander Brazil will be remunerated for customers originated to Getnet, and Getnet will be remunerated for customers cross-sold to Santander Brazil
- Service and support agreements: Getnet will continue to pay for back-office services provided by Santander Brazil (e.g., legal, tax, finance, call center) and use of Santander Brazil's facilities, under market based Service Level Agreement

Unique Positioning in the Industry Leveraging Growth

Integration with Santander Brazil's platform

Broad distribution channels

Sizable client base

Solid and scalable logistics chain

Bank Strength

Scale, technology and execution know-how to ensure growth…

Agility/Tech DNA

… increasing flexibility going forward

Innovation and efficiency as core values

Digital culture in the DNA of Getnet

One-stop-shop multiservice e-commerce platform

High quality services portfolio with great value proposition to clients

Ready for the next step: more autonomy and flexibility to continue to thrive and explore growth avenues across acquiring, credit and banking

Key Financial Highlights


Getnet
Getnet

R$ thousands	2018	2019	2020
Net revenue from transaction activities and other services	882,839	910,819	691,746
Net revenue from subscription services and equipment rental	655,560	606,107	526,637
Financial Income	412,968	1,136,455	941,601
Other financial income	70,918	76,949	11,865
TOTAL REVENUE AND INCOME	**2,022,286**	**2,730,329**	**2,171,849**
Cost of services	(487,509)	(618,163)	(795,051)
Administrative expenses	(285,614)	(333,103)	(269,538)
Selling expenses	(136,310)	(131,913)	(183,461)
Financial expenses, net	(92,035)	(447,058)	(351,130)
Other operating expenses, net	(78,098)	(99,423)	(75,748)
TOTAL COSTS AND EXPENSES(1)	**(1,079,566)**	**(1,629,660)**	**(1,674,929)**
Gain (loss) on investment in associates	-	-	-
PROFIT BEFORE INCOME TAXES	**942,720**	**1,100,669**	**496,920**
Tax and Social Contribution	(252,096)	(307,424)	(137,748)
RECURRING NET INCOME(2)	**690,624**	**793,245**	**359,172**
EBITDA	**1,044,546**	**1,752,508**	**1,153,197**

Notes: (1) Total costs and expenses exclude 100% of the goodwill amortization expenses; (2) Net income considers the reversal of 100% from the goodwill amortization expenses incurred in the period. The goodwill amortization expenses in 2018 were R$ 184.9 million, in 2019 R$ 207.9 million and in 2020 R$ 69.2 million

Getnet


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